Exhibit 99.2

O2Micro International Limited has advised that the 2009 annual report is available for viewing on the internet at http://www.o2micro.com.  If you do not have access to the internet and would like to obtain a hard copy, please write to:

Proxy Services Corporation
200 A Executive Drive
Edgewood, NY 11717

You may also request for a hardcopy of the annual report by calling the toll free number 1-800-555-2470.